Randall J. Erickson Senior Vice President, General Counsel and Corporate Secretary	Marshall & Ilsley Corporation 770 North Water Street Milwaukee, WI 53202 414 765-7809 mibank.com

October 6, 2006

VIA EDGAR

Mr. Paul Cline, Senior Accountant

Mr. Michael Volley, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street NW

Washington, D.C. 20549

Re:

Marshall & Ilsley Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

File No. 1-15403

On behalf of Marshall & Ilsley Corporation, this will confirm the messages exchanged with Mr. Cline on Friday, October 6, 2006.  We will respond to the August 31, 2006 Comment Letter on or before October 31, 2006.  We need additional time to review with our outside auditors the technical rules related to derivative and hedge accounting.

Please contact the undersigned at (414) 765-7809 if you have any questions.

Very truly yours,

/s/ Randall J. Erickson

Randall J. Erickson

RJE:mar